QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP) (excluding the mobile business)
(Millions of Ch$ as of June 30, 2005)

	JAN-JUN 2004	I 2004	II 2004	III 2004	IV 2004	JAN-JUN 2005	I 2005	II 2005	VARIATION
									IQ05/IQ04	2005/2004
Operating revenues	288,202	143,219	144,983	149,194	144,865	284,455	139,103	145,352	0.3%	−1.3%
Operating costs	−237,838	−117,927	−119,911	−117,168	−123,610	−234,617	−116,994	−117,623	−1.9%	−1.4%
OPERATING INCOME	50,364	25,292	25,072	32,026	21,255	49,838	22,109	27,729	10.6%	−1.0%
Operating Margin	17.5%	17.7%	17.3%	21.5%	14.7%	17.5%	15.9%	19.1%	1.8pp	0.0pp
EBITDA	148,116	74,849	73,267	80,308	69,173	146,491	71,583	74,908	2.2%	−1.1%
EBITDA Margin	52.3%	52.3%	50.5%	53.8%	47.7%	51.5%	51.5%	51.5%	1.0pp	−0.8pp

Note:	the mobile business has been excluded from all previous quarters shown on the table as well as the mobile transaction effects from 3Q04